UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

ALTISOURCE PORTFOLIO SOLUTIONS S.A.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

L0175J104
(CUSIP Number)

Brad Craig 1195 Bangtail Way Steamboat Springs, Colorado 80487 (970) 457-4340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L0175J104	SCHEDULE 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD MANAGEMENT COMPANY, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.

CUSIP No. L0175J104	SCHEDULE 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD MANAGEMENT GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.

CUSIP No. L0175J104	SCHEDULE 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DEER PARK ROAD CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.

CUSIP No. L0175J104	SCHEDULE 13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MICHAEL DAVID CRAIG-SCHECKMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.

CUSIP No. L0175J104	SCHEDULE 13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AGATECREEK LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.

CUSIP No. L0175J104	SCHEDULE 13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SCOTT EDWARD BURG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,076,210

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,076,210

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,076,210

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
This percentage is based on a total of 17,040,916 Shares (as defined herein) outstanding as of August 9, 2018, as disclosed in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.

Page 8 of 12 Pages

Item 1.                   Security and Issuer
This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $1.00 per share (the “Shares”), of Altisource Portfolio Solutions S.A. (the “Issuer”), whose principal executive offices are located at 40, avenue Monterey, L-2163 Luxembourg, Grand Duchy of Luxembourg.
Item 2.                   Identity and Background

(a-c,f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i) Deer Park Road Management Company, LP (“Deer Park”);
ii) Deer Park Road Management GP, LLC (“DPRM”);
iii) Deer Park Road Corporation (“DPRC”);
iv) Michael David Craig-Scheckman (“Mr. Craig-Scheckman”);
v) AgateCreek LLC (“AgateCreek”); and
vi) Scott Edward Burg (“Mr. Burg”).

This Schedule 13D relates to Shares held for the account of STS Master Fund, Ltd. (the “STS Master Fund”), which is an exempted company organized under the laws of the Cayman Islands. Deer Park serves as investment adviser to the STS Master Fund and, in such capacity, exercises voting and investment power over the Shares held in the account for the STS Master Fund. DPRM is the general partner of Deer Park. Each of DPRC and AgateCreek is a member of DPRM. Mr. Craig-Scheckman is the Chief Executive Officer of each of Deer Park and DPRC and the sole owner of DPRC. Mr. Burg is the Chief Investment Officer of Deer Park and the sole member of AgateCreek.

Set forth in Annex A to this Schedule 13D are the names, business address, present principal occupation or employment and citizenship of each director and executive officer of DPRC.

The address of the principal business office of each of the Reporting Persons is 1195 Bangtail Way, Steamboat Springs, Colorado 80487.  Deer Park is a limited partnership incorporated in Delaware; DPRM is a limited liability company incorporated in Delaware; DPRC is a Delaware corporation; Mr. Craig-Scheckman is a citizen of the United States of America; AgateCreek is a limited liability company incorporated in Colorado; and Mr. Burg is a citizen of the United States of America.
 (d) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons identified in Annex A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons identified in Annex A, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.                   Source and Amount of Funds or Other Considerations
The funds used for the purchase of the Shares reported herein by the Reporting Persons were the working capital of the STS Master Fund, which may have included margin account borrowings

Page 9 of 12 Pages

made in the ordinary course of business.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.  A total of approximately $80,357,199.88, including commissions, was paid to acquire the Shares reported herein.
Item 4.                   Purpose of Transaction
As disclosed in the Issuer’s proxy statement on Schedule 14A, filed with the Securities and Exchange Commission on August 14, 2018, the Issuer’s Board of Directors (the “Board”), acting pursuant to the recommendation of the Nomination/Governance Committee of the Board, has nominated and recommends Mr. Burg for election to the Board at the Special General Meeting of Shareholders (“the Special Meeting”).  The Special Meeting is being held on September 25, 2018 to elect an additional director to the Board, which would increase the Board to seven (7) members.  In light of the foregoing, the Reporting Persons have decided to change from filing on Schedule 13G to filing on Schedule 13D to report their beneficial ownership of the Shares, in anticipation of Mr. Burg possibly becoming a member of the Issuer’s Board.

The Reporting Persons acquired the Shares for the account of the STS Master Fund for investment purposes.  The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:  (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them; (iii) propose one or more directors for the Board; (iv) engage in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control; and (v) engage in other proposals as the Reporting Persons may deem appropriate under the circumstances, including plans or proposals which may relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.
Item 5.                   Interest in Securities of the Issuer
(a, b) As of the date hereof, the Reporting Persons may be deemed to share voting and dispositive power over 3,076,210 Shares, which equates to approximately 18.1% of the total number of Shares outstanding. The beneficial ownership percentage is based on a total of 17,040,916 Shares outstanding as of August 9, 2018, as disclosed in the Issuer’s proxy statement on Schedule 14A, as filed with the Securities and Exchange Commission on August 14, 2018.
(c) No transactions in the Shares have been effected by the Reporting Persons within the past 60 days.
(d) STS Master Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.
(e) This Item 5(e) is not applicable.

Page 10 of 12 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
STS Master Fund is party to a credit agreement (the “Credit Agreement”) pursuant to which it and the other lender parties thereto agreed to extend credit to Altisource S.à r.l., a wholly-owned subsidiary of the Issuer, in the form of:  (i) Term B Loans (as defined in the Credit Agreement) in an aggregate principal amount equal to $412 million; and (ii) a $15 million revolving credit facility.  The Term B Loans mature in April 2024 and the revolving credit facility matures in April 2023.  The Issuer and certain of its wholly-owned subsidiaries are guarantors of the Term B Loans and the revolving credit facility, and Morgan Stanley Senior Funding, Inc. is the administrative agent and collateral agent party to the Credit Agreement.  This summary of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is included as Exhibit B to this Schedule 13D and is incorporated herein by reference.
Except as described herein and in Item 4 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D or between such persons and any other person with respect to any securities of the Issuer.
Item 7.                   Material to Be Filed as Exhibits
Exhibit A:	Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Schedule 13G filed by the Reporting Persons on January 30, 2017).
Exhibit B:	Credit Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on April 4, 2018).

Page 11 of 12 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEER PARK ROAD MANAGEMENT COMPANY, LP
By:	/s/ Brad Craig
Name:	Brad Craig
Title:	Chief Operating Officer

DEER PARK ROAD MANAGEMENT GP, LLC
By:	Deer Park Road Corporation, its managing member
By:	/s/ Brad Craig
Name:	Brad Craig
Title:	Chief Executive Officer

DEER PARK ROAD CORPORATION
By:	/s/ Michael David Craig-Scheckman
Name:	Michael David Craig-Scheckman
Title:	Chief Executive Officer

MICHAEL DAVID CRAIG-SCHECKMAN
/s/ Michael David Craig-Scheckman

AGATECREEK LLC
By:	/s/ Scott Edward Burg
Name:	Scott Edward Burg
Title:	Sole Member

SCOTT EDWARD BURG
/s/ Scott Edward Burg

August 17, 2018

Page 12 of 12 Pages

Annex A

Directors and Executive Officers of Deer Park Road Corporation

Name and Title	Business Address	Principal Occupation or Employment	Citizenship

Board of Directors

Michael Craig-Scheckman - Director	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Executive Officer of Deer Park Road Management Company, LP	USA

Brad Craig - Director	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Operating Officer of Deer Park Road Management Company, LP	USA

Executive Officers

Michael Craig-Scheckman - President, Secretary	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Executive Officer of Deer Park Road Management Company, LP	USA

Brad Craig - Vice President, Treasurer	1195 Bangtail Way Steamboat Springs, CO 80487	Chief Operating Officer of Deer Park Road Management Company, LP	USA